

March 30, 2012

Via Email
Benjamin Miller
Fundrise 1351 H Street, LLC
c/o Fundrise Fund, LLC
1519 Connecticut Ave., NW
Suite 200
Washington, DC 20036

> **Re:** **Fundrise 1351 H Street, LLC**
> **Amendment No. 1 to Offering Statement on**
> **Form 1-A**
> **Filed March 12, 2012**
> **File No. 024-10313**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II

Item 1. Cover Page

Description of the Company's Business, page 14

1.   We note that your measurement of 5,380 gross square feet includes the basement, the patio and the garage. Please revise the disclosure to clarify whether your measurement of square footage, for purposes of your $27.88 rent per square foot assumption, is calculated in the same manner as the Loopnet "rentable SF" market data provided in the table.

2.   You incorporate a 10-year lease life in your calculation. Please include a risk factor addressing the typical success rate for new restaurants or advise.

Dilution, page 21

3.   Please revise your disclosure to reflect 3,250 units being sold in this offering. Also, please tell us, and consider disclosing in tabular format, how you calculated the adjusted net tangible book value of $870,620 and the book value per membership interest of $60.49, as well as the increase and decrease in net tangible book value for existing and new investors, respectively.

Index to Financial Statements, page 34

4.   We note that you included the balance sheet of Fundrise Fund LLC as of October 31, 2011. Please tell us the fiscal year end of Fundrise Fund LLC and update the balance sheet as necessary. For reference, see Part F/S of Form 1-A.

Notes to Financial Statements, page 8

Note 1. Organization, page 8

5.   Please revise your disclosure to reflect that now only 3,250 Class B units are being offered for sale.

Part III – Exhibits, page 38

6.   Please revise to include the consent of your independent auditor. For reference, see Part III, Item 2(10) of Form 1-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Kristi Marrone at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bjorn J. Hall
       O'Melveny & Myers LLP